The Goldman Sachs Group, Inc. (GS)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Goldman Sachs shareholder since 2018

April 6, 2023

To Goldman Sachs Shareholders:

I urge shareholders to vote FOR Item 5 at the shareholder meeting on April 26, 2023.

The proposal asks Goldman Sachs to prepare an annual report on its lobbying.

Resolved, the shareholders of Goldman Sachs request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Goldman’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Goldman Sachs shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Goldman’s reputation and shareholder value.

Goldman Sachs should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

•	Reputation is an important component of shareholder value;
•	Goldman’s current disclosures are inadequate;
•	Dark money spending through trade associations and social welfare groups presents unknown risks; and
•	Goldman Sachs could easily provide details of its lobbying to investors.

Corporate Reputation Is an Important Component of Shareholder Value

•	Goldman’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. According to the 2022 Harris Corporate Reputation Survey, Goldman ranked 80th of the 100 most visible US companies.[1]
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareholder value.

Disclosure Gaps - Goldman Sachs Investors Need a Lobbying Report

•	Information on Goldman’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. Goldman Sachs fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Goldman Sachs has a broad lobbying footprint.

Federal Lobbying – Goldman Sachs Spends Millions Each Year

•	Goldman Sachs spent $44,287,000 on federal lobbying from 2010-2022, and $4,890,000 in 2021 and 2022 alone.
•	Goldman’s recent lobbying for the Small Business Administration reauthorization has drawn attention.[5]
•	And Goldman’s efforts to block a shareholder proposal seeking lobbying disclosure previously attracted scrutiny.[6]
•	Yet Goldman Sachs fails to disclose its federal lobbying amounts to shareholders as requested.

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1 “The 2022 Axios Harris Poll 100 reputation rankings,” Axios, May 24, 2022, at: https://www.axios.com/2022/05/24/2022-axios-harris-poll-100-rankings.

2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

5 “Goldman Sachs pushing for Small Business Administration reauthorization,” The Hill, Nov. 16, 2022, at: https://thehill.com/lobbying/3737945-goldman-sachs-pushing-for-small-business-administration-reauthorization/.

6 “Goldman Sachs’ secret plan to get political disclosure requirements sacked,” Salon, Jan. 13, 2018, at: https://www.salon.com/2018/01/13/goldman-sachs-secret-plan-to-get-political-disclosure-requirements-sacked/.

State Lobbying – Information on Goldman’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[7]
•	Goldman Sachs fails to provide any details of its state lobbying expenditures as requested by the proposal.
•	Goldman’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Goldman spent $2.66 million between 2012 and 2015.[8]

International Lobbying – Hired JPMorgan’s Top Lobbyist in Europe

•	Goldman Sachs also lobbies abroad, reportedly spending between €800,000 – €899,000 on lobbying in Europe for 2022.[9]
•	Goldman Sachs recently hired JPMorgan’s top government lobbyist in Europe.[10]
•	Goldman’s international lobbying has previously attracted scrutiny for “allegedly trying to lobby members of the European Commission.” [11]

The Company We Keep: Goldman Sachs Does Not Provide Any Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.
•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[12] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[13]

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7 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

8 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30.

9 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=701266814986-18.

10 “Goldman Sachs hired JPMorgan’s chief lobbyist in Europe,” eFinancialCareers, Dec. 12, 2022, at: https://www.efinancialcareers.com/news/2022/12/goldman-government-relations.

11 “Goldman Sachs executive Jose Manuel Barroso, a former top EU chief, in row over Brussels lobbying,” CNBC, Feb. 21, 2018, at: https://www.cnbc.com/2018/02/21/goldman-sachs-executive-jose-manuel-barroso-a-former-top-eu-chief-in-row-over-brussels-lobbying.html.

12 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

13 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	Goldman Sachs shareholders face a trade association blind spot, as Goldman fails to even disclose its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.
•	Research shows Goldman Sachs belongs to the American Bankers Association, Business Roundtable, Consumer Bankers Association, Financial Services Forum, Futures Industry Association, International Swaps and Derivatives Association, Managed Funds Association, Mortgage Bankers Association and Securities Industry and Financial Markets Association, which together spent $51.8 million on lobbying for 2022. Yet shareholders have no way to know how much of this is comprised of Goldman’s payments.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	Goldman’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Goldman’s public position, including on climate change and taxes. For example:
o	Goldman publicly supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action[14] and the Financial Services Forum lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[15]
o	While Goldman Sachs has previously drawn scrutiny for using offshore tax havens,[16] the Business Roundtable lobbied against raising corporate taxes to fund health care, education and safety net programs.[17]
•	This track record of Goldman’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Goldman Sachs is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Goldman’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying.
•	FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[18]

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14 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

15 “Banks to SEC: Climate rule poses ‘real-world’ problems,” E&E News, June 28, 2022, at: https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

16 “Legalized Tax Fraud: How Top US Corporations Continue to Profit Through Offshore Tax Havens,” Senate Budget Committee Ranking Member Bernie Sanders, Feb. 15, 2015, at: https://www.budget.senate.gov/imo/media/doc/legalized-tax-fraud.pdf.

17 “Corporate America launches massive lobbying blitz to kill key parts of Democrats’ $3.5 trillion economic plan,” Washington Post, Aug. 31, 2021, at: https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

18 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[19]
•	The dark money connections to the riot also highlight social welfare group risks to shareholders. The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the riots and is an arm of the Republican Attorneys General Association (RAGA).[20]
•	Shareholders have no way to know if Goldman Sachs donates to groups like the Rule of Law defense Fund, because Goldman Sachs fails to provide disclosure of its contributions to social welfare groups.

Goldman’s Trade Association Ties to American Legislative Exchange Council

•	Goldman Sachs does not belong to the American Legislative Exchange Council (ALEC). However, Goldman is represented at ALEC by its trade associations. For example, the American Bankers Association supported the 2022 ALEC annual meeting.[21]
•	ALEC has been attacking “woke capitalism”[22] It has drafted two “anti-ESG” model legislation bills.[23] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[24] as well as promoting voter suppression[25] and critical race theory.[26]

Goldman Sachs Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Goldman Sachs claims that the proposal “would impose an additional administrative burden on our firm without providing material new information to our shareholders.”
•	This argument is disingenuous, as Goldman Sachs is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

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19 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

20 Republican Attorneys General Dark Money Group Organized Protest Preceding Capitol Mob Attack, Documented, Jan. 7, 2021, at: https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

21 “State Legislators Gather in Georgia to Discuss Their Radical Right-Wing Agenda, Here Are the Corps Paying for the Event,” Documented, July 28, 2022, at: https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

22 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

23 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

24 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

25 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

26 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

•	The assertion the proposal would not provide “material new information to our shareholders” is false. As detailed , Goldman Sachs fails to provide shareholders critical information on its trade association membership, including the amounts of Goldman’s payments which are being used to lobby.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Goldman Sachs has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Goldman Sachs’s best interests.

The well-documented reputational risks of Goldman’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that Goldman Sachs’s current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Item 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.